Exhibit 99.1

BLADEX FILES ANNUAL REPORT ON FORM 20-F

Panama City, Republic of Panama, April 23, 2015 - Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex” or “the Bank”) (NYSE: BLX) announced today that the Bank filed its annual report on Form 20-F for the fiscal year ended December 31, 2014 (the “2014 Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”).

The 2014 Annual Report and audited financial statements can be accessed by visiting either the SEC’s website at www.sec.gov or Bladex’s website at www.bladex.com. The Bank can also provide a copy of the Bank’s audited financial statements or annual report on form 20-F, upon a written request and without charge.

Bladex is a multinational bank established by the central banks of Latin-American and Caribbean countries, to promote foreign trade finance and economic integration in the Region. Bladex is listed on the NYSE-Euronext in the United States (ticker symbol: BLX).

Bladex’s shareholders include central banks, state-owned entities and commercial banks from 23 Latin America countries, as well as international banks and institutional and retail investors through its public listing.

The Bank, headquartered in Panama, has offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations.

For more information, please access our website at www.bladex.com or contact:

Mr. Christopher Schech, Chief Financial Officer, Bladex

Bladex, Head Office, Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este

Panama, Republic of Panama

Tel: (+507) 210-8630

E-mail address: cschech@bladex.com